Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Des Fitzgerald	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Appointment of A New CFO

DUBLIN, Ireland (July 09, 2024)…. Trinity Biotech plc (Nasdaq: TRIB) a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announces the appointment of Louise Tallon as Chief Financial Officer (“CFO”). Louise will join Trinity Biotech in August 2024. Des Fitzgerald, who has acted as interim CFO since December 2023 will continue as interim CFO until late July 2024.

Commenting on the appointment, John Gillard, CEO of Trinity Biotech plc, said “We are delighted to welcome Louise, who brings extensive experience in transformation and growth within a dynamic environment. This skill set, combined with her extensive experience in the life sciences product commercialisation industry, will elevate the continued development of the organisation as we continue to deliver on our corporate strategy of delivering our comprehensive transformation plan and introducing our next generation continuous glucose monitor, or CGM, to global markets. With the CFO transition we also reiterate our financial guidance and intend to achieve approximately $20 million of annualized run-rate EBITDASO1 on annualized revenues of approximately $75 million by Q2 2025.”

Louise Tallon responded, “I’m excited to join the Trinity Biotech team and look forward to contributing to its exciting vision to become a highly profitable organisation, intent on executing its development and launch of a next generation CGM device.”

Louise is currently Head of Group Finance at Inizio, a leading global commercialisation partner in pharmaceuticals. Prior to this, she had a 16-year career with UDG Healthcare plc, where she held a number of senior finance roles of increasing responsibility. Over her 19-year career in the life sciences industry, as a transformative leader, Louise has been at the forefront of adapting and evolving finance functions in a rapidly changing business landscape. Louise trained as an accountant in KPMG, having received a BBS, Finance, Economics and Business in Trinity College Dublin.

Mr. Simon Dunne, Chief Accounting Officer of Trinity Biotech, will be leaving the Company in August 2024. His role as Chief Accounting Officer will also be assumed by Ms. Tallon. Trinity Biotech thanks both Des and Simon for their many contributions to the Company and wishes them both all the best.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.